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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 13E-3

                       RULE 13e-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            (AMENDMENT NO. 1)

                                ---------------

                        SEAMAN FURNITURE COMPANY, INC.
                             (NAME OF THE ISSUER)

                        SEAMAN FURNITURE COMPANY, INC.
                              SFC MERGER COMPANY
                          M.D. SASS ASSOCIATES, INC.
                       T. ROWE PRICE RECOVERY FUND, L.P.
                        CARL MARKS MANAGEMENT CO., L.P.
                                ALAN ROSENBERG
                               STEVEN H. HALPER
                                PETER MCGEOUGH
                      (NAMES OF PERSONS FILING STATEMENT)

                                ---------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   812163301
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

       CHARLES I. WEISSMAN, ESQ.                JOHN J. HYLAND, ESQ.
      SHEREFF, FRIEDMAN, HOFFMAN             JONES, DAY, REAVIS & POGUE
            & GOODMAN, LLP                      599 LEXINGTON AVENUE
           919 THIRD AVENUE                      NEW YORK, NY 10022
          NEW YORK, NY 10022                       (212) 326-3999
            (212) 758-9500

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

  This statement is filed in connection with (check the appropriate box):

  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b. [_] The filing of a registration statement under the Securities Act of 1933.
  c. [_] A tender offer.
  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------
               TRANSACTION VALUATION*               AMOUNT OF FILING FEE
------------------------------------------------------------------------
                    $31,499,056                            $9,546
------------------------------------------------------------------------

-------
* For purposes of calculating fee only. The filing fee was determined based upon (a) 4,536,839 issued and outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Seaman Furniture Company, Inc. as of September 2, 1997, excluding 3,632,311 Shares which will be owned by SFC Merger Company for which no consideration will be paid upon consummation of the transaction; and (b) the merger consideration of $25.05 per Share (the "Merger Consideration"), plus $8,840,630 payable to holders of options to purchase Shares in exchange for the cancellation of such options. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-thirty-third of one percent of the value of the Shares (and options to purchase Shares) for which the Merger Consideration will be paid.

  Check [X] box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:       $9,546
 Form or Registration No.:     Schedule 13E-3
 Filing Party:                 Seaman Furniture Company and affiliates
 Date Filed:                   September 5, 1997

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

                                 INTRODUCTION

  This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Seaman Furniture Company, Inc., a Delaware corporation (the "Company"), SFC Merger Company ("Newco"), M.D. Sass Associates, Inc., T. Rowe Price Recovery Fund, L.P., Carl Marks Management Co., L.P., Alan Rosenberg, Steven H. Halper and Peter McGeough as affiliates of the Company, in connection with the proposed merger (the "Merger") of Newco with and into the Company pursuant to an Agreement and Plan of Merger, dated August 13, 1997, as amended on September 4, 1997 (the "Merger Agreement"), by and between the Company and Newco.

  The Merger Agreement provides for the merger of Newco with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"). Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, par value $.01 per share of the Company (the "Common Shares"), issued and outstanding immediately prior to the Effective Time (except Common Shares held by the Company as treasury stock and Common Shares owned by Newco or any subsidiaries of the Company) will be converted into and represent the right to receive $25.05 in cash, without interest, subject to applicable back-up withholding taxes (the "Merger Consideration"). Each share of Class A or Class B common stock, par value $0.01 per share, or fraction thereof of Newco issued and outstanding immediately prior to the Effective Time will automatically be converted into one newly and validly issued, fully paid and nonassessable share of Class A or Class B common stock, par value $0.01 per share, or fraction thereof, of the Surviving Corporation.

  This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit (d)(1). The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement, including all the exhibits thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

               ITEM NUMBER AND
          CAPTION IN SCHEDULE 13E-3                 LOCATION IN THE PROXY STATEMENT
---------------------------------------------  ----------------------------------------
 1. ISSUER AND CLASS OF SECURITY SUBJECT TO
    THE TRANSACTION
  (a)                                          "Summary" and "The Parties"
  (b)                                          "Summary;" "The Meeting--Voting Rights;"
                                               and "Market Information"
  (c)                                          "Market Information"
  (d)                                          "Market Information"
  (e)                                          Not Applicable
  (f)                                          "Purchases of Common Stock By and Other
                                               Transactions With Certain Persons"
 2. IDENTITY AND BACKGROUND                    "The Parties"
 3. PAST CONTACTS, TRANSACTIONS OR
    NEGOTIATIONS
  (a) (1)                                      Not Applicable
  (a) (2)                                      "Special Factors--Background of the
                                               Merger" and "Special Factors--Purpose of
                                               and Reasons for the Merger"
  (b)                                          "Special Factors--Background of the
                                               Merger"
 4. TERMS OF THE TRANSACTION
  (a)                                          "Summary;" "Special Factors--Purpose of
                                               and Reasons for the Merger;" and "The
                                               Merger Agreement"
  (b)                                          "Summary;" "Special Factors--Purpose of
                                               and Reasons for the Merger;" and "The
                                               Merger Agreement"
 5. PLANS OR PROPOSALS OF THE ISSUER OR
    AFFILIATE
  (a)-(g)                                      "Special Factors--Purpose of and Reasons
                                               for the Merger;" "Special Factors--
                                               Certain Effects of the Merger;" and
                                               "Special Factors--Future Plans of the
                                               Company"
 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER
    CONSIDERATION
  (a)-(c)                                      "Estimated Fees and Expenses; Sources of
                                               Funds" and "Option Cancellation
                                               Information"
  (d)                                          Not Applicable

           ITEM NUMBER AND CAPTION
              IN SCHEDULE 13E-3                     LOCATION IN THE PROXY STATEMENT
---------------------------------------------  ----------------------------------------
 7. PURPOSE(S), ALTERNATIVES, REASONS AND
    EFFECTS
  (a)-(c)                                      "Special Factors--Background of the
                                               Merger;" "Special Factors--Purpose of
                                               and Reasons for the Merger;" "Special
                                               Factors--Determination of Fairness of
                                               the Merger by the Special Independent
                                               Committee and the Board of Directors;"
                                               "Special Factors--Position of the Funds
                                               and Executive Management as to
                                               Fairness;" and "Special Factors--Certain
                                               Effects of the Merger"
  (d)                                          "Special Factors--Purpose of and Reasons
                                               for the Merger;" "Special Factors--
                                               Determination of Fairness of the Merger
                                               by the Special Committee and the Board
                                               of Directors;" "Special Factors--
                                               Conflict of Interests of the Funds,
                                               Executive Management and Certain Members
                                               of the Board of Directors of the Company
                                               in the Merger;" "Special Factors--
                                               Certain Effects of the Merger;" "Special
                                               Factors--Future Plans of the Company;"
                                               "The Merger Agreement--Certain U.S.
                                               Federal Income Tax Consequences of the
                                               Merger;" "The Merger Agreement--
                                               Accounting Treatment of the Merger;" and
                                               "The Merger Agreement--Payment for and
                                               Surrender of Company Common Shares"
 8. FAIRNESS OF THE TRANSACTION
  (a)-(e)                                      "The Meeting--Required Vote;" "Special
                                               Factors--Background of the Merger;"
                                               "Special Factors--Purpose of and Reasons
                                               for the Merger;" "Special Factors--
                                               Determination of Fairness of the Merger
                                               by the Special Committee and the Board
                                               of Directors;" "Special Factors--Opinion
                                               of Financial Advisor to the Special
                                               Independent Committee;" and "Special
                                               Factors--Position of the Funds and
                                               Executive Management as to Fairness"
  (f)                                          Not Applicable
 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN
    NEGOTIATIONS
  (a)-(c)                                      "Special Factors--Background of the
                                               Merger;" "Special Factors--Determination
                                               of Fairness of the Merger by the Special
                                               Independent Committee and the Board of
                                               Directors;" "Special Factors--Opinion of
                                               Financial Advisor to the Special
                                               Committee;" and "Special Factors--
                                               Position of the Funds and Executive
                                               Management as to Fairness"

           ITEM NUMBER AND CAPTION
              IN SCHEDULE 13E-3                     LOCATION IN THE PROXY STATEMENT
---------------------------------------------  ----------------------------------------
10. INTEREST IN SECURITIES OF THE ISSUER
  (a)                                          "Security Ownership of Certain
                                               Beneficial Owners and Management"
  (b)                                          "Purchases of Common Stock by and Other
                                               Transactions with Certain Persons"
11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
   WITH RESPECT TO THE ISSUER'S SECURITIES
                                               "Summary;" "Special Factors--Background
                                               of the Merger;" "The Merger Agreement--
                                               Payment for and Surrender of Company
                                               Common Shares;" "The Merger Agreement--
                                               Conversion of Securities in the Merger;
                                               Treatment of Options;" "The Merger
                                               Agreement--Conditions to Consummation of
                                               the Merger;" "Security Ownership of
                                               Certain Beneficial Owners and
                                               Management;" and "Option Cancellation
                                               Information"
12. PRESENT INTENTION AND RECOMMENDATION OF
   CERTAIN PERSONS WITH REGARD TO THE
   TRANSACTION
  (a)-(b)                                      "Summary;" "Special Factors--Background
                                               of the Merger;" "Special Factors--
                                               Determination of Fairness of the Merger
                                               by the Special Independent Committee and
                                               the Board of Directors;" "Special
                                               Factors--Position of the Funds and
                                               Executive Management as to Fairness;"
                                               and "The Meeting--Required Vote"
13. OTHER PROVISIONS OF THE TRANSACTION
  (a)                                          "Summary;" "Rights of Dissenting
                                               Stockholders"
  (b)                                          Not Applicable
  (c)                                          Not Applicable
14. FINANCIAL INFORMATION
  (a)                                          "Summary--Selected Financial Data" and
                                               Appendix D to the Proxy Statement
  (b)                                          Not Applicable
15. PERSONS AND ASSETS EMPLOYED, RETAINED OR
   UTILIZED
  (a)                                          "Special Factors--Future Plans of the
                                               Company;" "Estimated Fees and Expenses;
                                               Sources of Funds;" and "Recent
                                               Developments"
  (b)                                          Not Applicable

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

  (a) The information set forth in "Summary" and "The Parties" in the Proxy Statement is hereby incorporated herein by reference.

  (b) The information set forth in "Summary;" "The Meeting--Voting Rights;" and "Market Information" in the Proxy Statement is hereby incorporated herein by reference.

  (c) The information set forth in "Market Information" in the Proxy Statement is hereby incorporated herein by reference.

  (d) The information set forth in "Market Information" in the Proxy Statement is hereby incorporated herein by reference.

  (e) Not Applicable.

  (f) The information set forth in "Purchases of Common Stock By and Other Transactions With Certain Persons" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d) and (g) This Statement is being filed by the Company and Newco, M.D. Sass Associates, Inc., T. Rowe Price Recovery Fund, L.P., Carl Marks Management Co., L.P., Alan Rosenberg, Peter McGeough and Steven H. Halper as affiliates of the Company. The Company is the issuer of the common stock which is the subject of the Rule 13e-3 transaction. The information set forth in "The Parties" in the Proxy Statement is hereby incorporated herein by reference.

  The following is certain information regarding the Company's affiliates:

  SFC Merger Company was incorporated in the State of Delaware. Its address is c/o Resurgence Asset Management, L.L.C., 1185 Avenue of the Americas, New York, New York 10036.

  M.D. Sass Associates, Inc. ("Associates") was incorporated in the State of Delaware. It is an investment advisory firm and the managing general partner of M.D. Sass Re/Enterprise Partners, L.P. Its address is c/o Resurgence Asset Management, L.L.C., 1185 Avenue of the Americas, New York, New York 10036.

  M.D. Sass Re/Enterprise Partners, L.P. ("Re/Enterprise") was organized in the State of Delaware. It is an investment fund. Its address is c/o Resurgence Asset Management, L.L.C., 1185 Avenue of the Americas, New York, New York 10036.

  M.D. Sass Investor Services, Inc. ("Investor Services") was incorporated in the State of Delaware. It is a registered investment advisor and is the general partner of Re/Enterprise. Its business address is 1185 Avenue of the Americas, New York, New York 10036.

  James B. Rubin, a United States citizen, is Co-Chairman and Chief Investment Officer of Resurgence Asset Management, L.L.C. ("Resurgence"), the successor to M.D. Sass Associates, Inc.'s restructured securities division, Sass Lamle Rubin & Co., of which he was co-founder in 1989. Mr. Rubin is a Director of the Company, Newco, Computervision Corporation, a company that develops, produces and markets software and provides support services designed to aid manufacturing companies in enhancing the product development and manufacturing processes located at 100 Crosby Drive, Boston, Massachusetts 01730, and Corporate Renaissance Group, Inc., an investment fund located at c/o Resurgence Asset Management, L.L.C., 1185 Avenue of the Americas, New York, New York 10036. Mr. Rubin's business address is c/o M.D. Sass Associates, Inc., 1185 Avenue of the Americas, 18th Floor, New York, New York 10036.

  Martin D. Sass, a United States citizen, is the President, Chief Executive Officer and director of Investor Services and Associates. Mr. Sass is also a director and principal of various affiliated registered investment advisors and other entities which comprise the M.D. Sass organization, founded by Mr. Sass in 1972. Mr. Sass's business address is c/o M.D. Sass Associates, 1185 Avenue of the Americas, New York, New York 10036.

  Hugh R. Lamle, a United States citizen, is the Executive Vice President of Investor Services and Associates and a principal and director of Investor Services. Mr. Lamle has been an executive officer of Investor Services and various affiliated registered investment advisors since 1974. Mr. Lamle's business address is c/o M.D. Sass Associates, 1185 Avenue of the Americas, New York, New York 10036.

  Martin E. Winter, a United States citizen, is the Senior Vice President, Treasurer and director of Investor Services and Associates. Mr. Winter joined the M.D. Sass organization in 1988. Mr. Winter's business address is c/o M.D. Sass Associates, 1185 Avenue of the Americas, New York, New York 10036.

  Fred M. Stone, a United States citizen, is the Senior Vice President, Secretary and General Counsel of Investor Services and Associates. Mr. Stone has been General Counsel to Investor Services since 1989. Mr. Stone's business address is c/o M.D. Sass Associates, 1185 Avenue of the Americas, New York, New York 10036.

  T. Rowe Price Recovery Fund, L.P. ("Recovery Fund") was organized in the State of Delaware. It is an investment fund. Its address is 100 E. Pratt Street, Baltimore, Maryland 21202.

  T. Rowe Price Recovery Fund Associates, Inc. ("Recovery Fund Associates") was incorporated in the State of Maryland. It is the general partner of Recovery Fund. Its address is 100 E. Pratt Street, Baltimore, Maryland 21202.

  Kim Z. Golden, a United States citizen, is an Executive Vice President of Recovery Fund, where he has been employed since 1991. Mr. Golden is also a Director of the Company and Newco. His business address is c/o T. Rowe Price Recovery Fund Associates, P. O. Box 89000, Baltimore, Maryland 21289-7001.

  Henry H. Hopkins, a United States citizen, a director of Recovery Fund Associates, joined T. Rowe Price Associates, Inc. in 1972, is a Managing Director, member of the Board of Directors and the head Legal Counsel for T. Rowe Price Associates, Inc. and a Vice President of all the investment funds managed by T. Rowe Price. His business address is c/o T. Rowe Price Associates, Inc., 100 E. Pratt Street, Baltimore, Maryland 21202.

  William T. Reynolds, a United States citizen, a director of Recovery Fund Associates, joined T. Rowe Price Associates, Inc. in 1981 and is a Managing Director and a member of the Board of Directors and the Director of the firm's Fixed Income Division. He is also either the Chairman or a member of the board of directors for all of T. Rowe Price Associates, Inc.'s fixed income funds and a Portfolio Manager for the Summit Municipal Income Fund an investment fund located at c/o T. Rowe Price Associates, Inc., 100 E. Pratt Street, Baltimore, Maryland 21202. His business address is c/o T. Rowe Price Associates, Inc., 100 E. Pratt Street, Baltimore, Maryland 21202.

  Hubert M. Stiles, Jr., a United States citizen, a director of Recovery Fund Associates, has been a Vice President of T. Rowe Price Associates, Inc., and President of Recovery Fund since 1988. His business address is c/o T. Rowe Price Associates, Inc., 100 E. Pratt Street, Baltimore, Maryland 21202.

  Carl Marks Management Co., L.P. ("Carl Marks") was organized in the State of Delaware. It is an investment advisory firm acting as general partner to various investment partnerships. Its address is 135 East 57th Street, New York, New York 10022.

  Robert C. Ruocco, a United States citizen, has been a general partner of Carl Marks since 1993. Mr. Ruocco is also an executive officer of an affiliate of Carl Marks, which acts as an investment manager to an institutional fund account. Mr. Ruocco is also a Director of the Company, Newco, Sport & Health Company, L.C. ("Sport & Health"), a company that owns and operates a health club chain located at Unit H, 1800 Old Meadow Road, McLean, Virginia 22102, and Tejon Ranch Company Inc., a company engaged in several businesses including commercial real estate, farming, ranching, filming and mineral extraction located at P.O. Box 1000, 4436 Lebec Road, Lebec, California 93243. From 1989 to 1992, he was employed by M.J. Whitman, L.P., a registered broker dealer located at 767 Third Avenue, New York, New York 10012. His business address is c/o Carl Marks & Co., Inc., 135 East 57th Street, New York, New York 10022.

  Andrew M. Boas, a United States citizen, has been a general partner of Carl Marks since 1987, and Managing Director of CMCO, Inc., a merchant banking firm located at c/o Carl Marks & Co., Inc., 135 East 57th Street, New York, New York 10022, since 1982. Mr. Boas is also a Director of Thousand Trails, Inc., a company that owns and operates campgrounds located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234, Vertientes Camaguey Sugar Company of Cuba, a sugar cane company located at 1111 Lincoln Road, Eight Floor, Miami, Florida 33130, and Sport & Health. His business address is c/o Carl Marks & Co., Inc., 135 East 57th Street, New York, New York 10022.

  Alan Rosenberg, a United States citizen, has been the President and Chief Executive Officer of the Company and a Director of the Company since October 14, 1992. He also has been the President of Newco since July 8, 1997. From June 1992 until his current appointment with the Company, Mr. Rosenberg worked for Ametex Fabrics, a division of Masco Industries that manufactures fabrics located at 79 Madison Avenue, New York, New York 10016. Prior to that, he had been employed by the Company since 1971. He was a buyer from 1971 to 1980, Soft Lines Merchandise Manager from 1980 to 1985, Vice President--Soft Lines from 1985 to 1990, and Senior Vice President--General Merchandise Manager from 1990 to June 1992. His business address is c/o Seaman Furniture Company, Inc., 300 Crossways Park Drive, Woodbury, New York 11797.

  Steven H. Halper, a United States citizen, is Executive Vice President-- Chief Operating Officer and Secretary of the Company. He has been Executive Vice President--Chief Operating Officer since October 14, 1992, and has been Secretary since September 1, 1993. He has been the Secretary of Newco since July 8, 1997. From March 1992 until October 1992, Mr. Halper was a consultant to the furniture industry. His business address is c/o Seaman Furniture Company, Inc., 300 Crossways Park Drive, Woodbury, New York 11797.

  Peter McGeough, a United States citizen, is Executive Vice President--Chief Administrative and Financial Officer of the Company, has been employed in that capacity since October 14, 1992. He has been the Vice-President/Treasurer of Newco since July 8, 1997. From June 1992 until October 1992, Mr. McGeough was Vice President--Controller at Brooks Fashion Stores, a specialty retailer located at 7 Penn Plaza, New York, New York 10118. His business address is c/o Seaman Furniture Company, Inc., 300 Crossways Park Drive, Woodbury, New York 11797.

  (e)-(f) During the last five years, no person listed above has been convicted in a criminal proceeding or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

  (a)(1) Not Applicable.

  (a)(2) The information set forth in "Special Factors--Background of the Merger" and "Special Factors--Purpose of and Reasons for the Merger" in the Proxy Statement is hereby incorporated herein by reference.

  (b) The information set forth in "Special Factors--Background of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

  (a) The information set forth in "Summary;" "Special Factors--Purpose of and Reasons for the Merger;" and "The Merger Agreement" in the Proxy Statement is hereby incorporated herein by reference.

  (b) The information set forth in "Summary;" "Special Factors--Purpose of and Reasons for the Merger" and "The Merger Agreement" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

  (a)-(g) The information set forth in "Special Factors--Purpose of and Reasons for the Merger;" "Special Factors--Certain Effects of the Merger;" and "Special Factors--Future Plans of the Company" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

  (a)-(c) The information set forth in "Estimated Fees and Expenses; Sources of Funds" and "Option Cancellation Information" in the Proxy Statement is hereby incorporated herein by reference.

  (d) Not Applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

  (a)-(c) The information set forth in "Special Factors--Background of the Merger;" "Special Factors--Purpose of and Reasons for the Merger;" "Special Factors--Determination of Fairness of the Merger by the Special Committee and the Board of Directors;" "Special Factors--Position of the Funds and Executive Management as to Fairness;" and " Special Factors--Certain Effects of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

  (d) The information set forth in "Special Factors--Purpose of and Reasons for the Merger;" "Special Factors--Determination of Fairness of the Merger by the Special Committee and the Board of Directors;" "Special Factors--Conflict of Interests of the Funds, Executive Management and Certain Members of the Board of Directors of the Company in the Merger;" "Special Factors--Certain Effects of the Merger;" "Special Factors--Future Plans of the Company;" "The Merger Agreement--Certain U.S. Federal Income Tax Consequences of the Merger;" "The Merger Agreement--Accounting Treatment of the Merger;" and "The Merger Agreement--Payment for and Surrender of Company Common Shares" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

  (a)-(e) The information set forth in "The Meeting--Required Vote;" "Special Factors--Background of the Merger;" "Special Factors--Purpose of and Reasons for the Merger;" "Special Factors--Determination of Fairness of the Merger by the Special Committee and the Board of Directors;" "Special Factors--Opinion of Financial Advisor to the Special Committee;" and "Special Factors--Position of the Funds and Executive Management as to Fairness" in the Proxy Statement is hereby incorporated herein by reference.

  (f) Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

  (a)-(c) The information set forth in "Special Factors--Background of the Merger;" "Special Factors--Determination of Fairness of the Merger by the Special Committee and the Board of Directors;" "Special Factors--Opinion of Financial Advisor to the Special Committee;" and "Special Factors--Position of the Funds and Executive Management as to Fairness" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

  (a) The information set forth in "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

  (b) The information set forth in "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

  The information set forth in "Summary;" "Special Factors--Background of the Merger;" "The Merger Agreement--Payment for and Surrender of Company Common Shares;" "The Merger Agreement--Conversion of Securities in the Merger; Treatment of Options;" "The Merger Agreement--Conditions to Consummation of the Merger;" "Security Ownership of Certain Beneficial Owners and Management" and "Option Cancellation Information" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) The information set forth in "Summary;" "Special Factors--Background of the Merger;" "Special Factors--Determination of Fairness of the Merger by the Special Committee and the Board of Directors;" "Special Factors--Position of the Funds and Executive Management as to Fairness;" and "The Meeting-- Required Vote" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) The information set forth in "Summary" and "Rights of Dissenting Stockholders" in the Proxy Statement is hereby incorporated by reference.

  (b) Not Applicable.

  (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in "Summary--Selected Financial Data" in the Proxy Statement and Appendix D to the Proxy Statement is hereby incorporated herein by reference.

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a) The information set forth in "Special Factors--Future Plans of the Company;" "Estimated Fees and Expenses; Sources of Funds;" and "Recent Developments" in the Proxy Statement is hereby incorporated herein by reference.

  (b) Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

  The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (a) Letter of Intent dated August 27, 1997 between the Company and Heller Business Credit, a division of Heller Financial, Inc.**

  (b)(1) Opinion of Wasserstein Perella & Co., Inc., financial advisor to the Special Independent Committee of the Board of Directors of Seaman Furniture Company, Inc.*

  (b)(2) Written materials prepared by Wasserstein Perella & Co., Inc. for the Special Independent Committee of the Board of Directors.**

  (b)(3) Written materials prepared by Wheat First Butcher Singer for the Board of Directors.

  (c)(1) Agreement and Plan of Merger, dated as of August 13, 1997, as amended on September 4, 1997, by and between Seaman Furniture Company, Inc. and SFC Merger Company.*

  (d)(1) Preliminary Proxy Statement and Proxy Card.

  (d)(2) Notice of Special Meeting of Stockholders of Seaman Furniture Company, Inc.*

  (d)(3) Letter to Stockholders from Alan Rosenberg, President and Chief Executive Officer.*

  (e) Text of Section 262 of the Delaware General Corporation Law.*





--------
 * Incorporated by reference from the Proxy Statement, a copy of which is attached hereto as Exhibit (d)(1).

** Incorporated by reference to the exhibit with the corresponding exhibit number filed as a part of the Schedule 13E-3 filed by the Company and its affiliates on September 5, 1997.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

                                          SEAMAN FURNITURE COMPANY, INC.

                                                    /s/ Alan Rosenberg
                                          By:__________________________________
                                            Name: Alan Rosenberg
                                            Title:  President and Chief
                                            Executive Officer

                                          SFC MERGER COMPANY

                                                    /s/ Alan Rosenberg
                                          By:__________________________________
                                            Name: Alan Rosenberg
                                            Title:  President

                                          M.D. SASS ASSOCIATES, INC.

                                                     /s/ Fred M. Stone
                                          By:__________________________________
                                            Name: Fred M. Stone
                                            Title:  Senior Vice President and
                                            General Counsel

                                          T. ROWE PRICE RECOVERY FUND, L.P.

                                                     /s/ Kim Z. Golden
                                          By:__________________________________
                                            Name: Kim Z. Golden
                                            Title:  Executive Vice President

                                          CARL MARKS MANAGEMENT CO., L.P.

                                                  /s/ Andrew M. Boas
                                          By:__________________________________

                                            Name: Andrew M. Boas
                                            Title:  General Partner

                                                    /s/ Alan Rosenberg
                                          _____________________________________
                                                      Alan Rosenberg

                                                   /s/ Steven H. Halper
                                          _____________________________________
                                                     Steven H. Halper

                                                    /s/ Peter McGeough
                                          _____________________________________
                                                      Peter McGeough

Dated: October 24, 1997

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